UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: December 12, 2011

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VIMPELCOM COMPLETES USD 1 BILLION IN REVOLVING CREDIT FACILITIES

Amsterdam (December 12, 2011) – VimpelCom Ltd. (“VimpelCom” or “the Company”) (NYSE:VIP) announced today that it has completed a committed revolving credit facility of approximately USD 500 million for VimpelCom Amsterdam B.V. and a separate committed revolving credit facility of approximately USD 475 million for OJSC Vimpel-Communications (“OJSC VimpelCom”). As previously stated during VimpelCom’s Analyst & Investor day held on November 15, 2011, these credit facilities are in line with the overall Group strategy as they provide the Company with increased flexibility in managing its cash levels and will be used for general corporate purposes.

The three years credit facility for VimpelCom Amsterdam B.V. is committed by ten relationship banks. This facility is composed of USD 225 million and EUR 205 million and is guaranteed by OJSC VimpelCom and VimpelCom Holdings B.V.

The Company also completed a three years RUR 15 billion (approximately USD 475 million) revolving credit facility for OJSC VimpelCom with Sberbank.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic, Italy and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 864 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. VimpelCom has more than 200 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

For more information please contact:

Investor Relations:	Media and Public Relations:
VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Elena Prokhorova
Investor_Relations@vimpelcom.com	pr@vimpelcom.com
Tel: +31 (0)20 79 77 203 (Amsterdam)	Tel: +7(495) 725-0708 (Moscow)